EXHIBIT 99.2

Press Release

Svante, LafargeHolcim, Oxy Low Carbon Ventures and Total launch study for commercial-scale carbon capture and end-use at U.S. plant

Study targets feasibility of capturing CO2 from LafargeHolcim cement plant for storage by Occidental

Vancouver/Zurich/Houston/Paris, January 6, 2020 – Svante Inc., LafargeHolcim, Oxy Low Carbon Ventures, LLC (OLCV), a wholly-owned subsidiary of Occidental, and Total today announced a joint study to assess the viability and design of a commercial-scale carbon-capture facility at the Holcim Portland Cement Plant in Florence, Colorado, U.S.

The study will evaluate the cost of the facility designed to capture up to 725,000 tonnes of carbon dioxide per year directly from the LafargeHolcim cement plant, which would be sequestered underground permanently by Occidental.

“OLCV is dedicated to advancing low-carbon solutions that will enhance Occidental’s business while reducing emissions,” OLCV President Richard Jackson said. “Participating in this study aligns with our goals of finding an economical pathway toward large-scale application of carbon-capture technologies to reduce emissions.”

The carbon-capture facility under review will employ Svante’s technology to capture carbon directly from industrial sources at half the capital cost of existing solutions. Occidental, the industry leader in CO2 management and storage, would sequester the captured CO2. Pairing carbon capture from a cement plant with CO2 sequestration is a significant step forward for the cement industry in reducing its carbon footprint.

“Being at the forefront of the low-carbon transition requires continuous innovation and partnerships,” LafargeHolcim CEO Jan Jenisch said. “LafargeHolcim has significantly invested in the development of low-carbon solutions. Collaborating with Svante, OLCV and Total, we expect to realize a successful U.S. carbon-capture project in the near future.”

“Svante’s capital cost advantage, combined with progressive tax credit policies such as the 45Q tax credit in the U.S., can make carbon capture profitable across a range of large-scale industrial applications like cement,” said Claude Letourneau, president and CEO of Svante Inc.

“Total has slated 10% of its annual R&D budget to make significant advances in Carbon Capture, Utilization and Storage (CCUS) technology, a key technology to curb worldwide CO2 emissions. Our investment in this joint study is directly aligned with our strategy. The learnings from this study will help us pursue our commitment to the commercial development of CCUS,” said Marie-Noëlle Semeria, Senior Vice President, Group CTO at Total.

This joint initiative follows the recently-launched Project CO2MENT between Svante, LafargeHolcim and Total in Canada at the Lafarge Richmond cement plant, where progress has been made towards re-injecting captured CO2 into concrete.

About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major. www.total.com

About Oxy Low Carbon Ventures

Oxy Low Carbon Ventures, LLC (OLCV) is a subsidiary of Occidental, an international oil and gas exploration and production company with operations in the United States, Middle East and Latin America. OLCV is focused on advancing leading-edge, low-carbon technologies and business solutions that economically grow our business while reducing emissions. OLCV also invests in the development of low-carbon fuels and products, as well as sequestration services to support carbon capture projects globally.

Cautionary Statement Regarding Forward-Looking Statements

Any statements in this release relating to expectations, beliefs, plans or forecasts, including any statements relating to the success, capability or scalability of the project, that are not historical facts are forward-looking statements. These statements are typically identified by words such as “potential,” “will,” “would,” “should,” “may,” “plan,” “believe,” “expect,” “designed to,” or similar expressions that convey the prospective nature of events or outcomes. Actual results, including those related to project plans and timing and the impact and results of new technologies, including emission reductions, could vary from anticipated results. Factors that could cause actual results to differ include, but are not limited to: global commodity pricing fluctuations; supply and demand considerations for carbon capture and sequestration technologies; the competitiveness of alternative energy sources or product substitutes; higher-than-expected costs; the regulatory environment; availability of funding, personnel and materials; litigation; actions by third parties; failures in risk management; and changes in laws, regulations or tax rates. Material risks that may affect the results of Occidental and its subsidiaries appear in Part I, Item 1A “Risk Factors” of Occidental’s Annual Report on Form 10-K for the year ended December 31, 2018, and in Occidental’s other filings with the SEC.

About LafargeHolcim

LafargeHolcim is the global leader in building materials and solutions. We are active in four business segments: cement, aggregates, ready-mix concrete and solutions & products. With leading positions in all regions of the world and a balanced portfolio between developing and mature markets, LafargeHolcim offers a broad range of high-quality building materials and solutions. LafargeHolcim experts solve the challenges that customers face around the world, whether they are building individual homes or major infrastructure projects. Demand for LafargeHolcim materials and solutions is driven by global population growth, urbanization, improved living standards and sustainable construction. Around 75,000 people work for the company in around 80 countries.

About Svante

Svante offers companies in emissions-intensive industries a commercially viable way to capture large-scale CO2 emissions from existing infrastructure, either for safe storage or to be recycled for further industrial use in a closed loop. With the ability to capture CO2 directly from industrial sources at less than half the capital cost of existing solutions, Svante makes industrial-scale carbon capture a reality. Svante’s Board of Directors includes Nobel Laureate and former Secretary of Energy, Steven Chu; former Airbus Group’s Chief Technical Officer Jean Botti; and Steven Berkenfeld, former Head of Industrial & Cleantech Practice at Barclays Capital. To learn more about Svante’s technology, click here or visit Svante’s website. You can also connect with us on LinkedIn or Twitter @svantesolutions.

Svante Julia McKenna (Investors) jmckenna@svanteinc.com +1 (778) 985 5722 Martin Cej (Media) mcej@longviewcomms.ca +1 (587) 319 2828	LafargeHolcim LafargeHolcim Group Media Relations +41 (0) 58 858 87 10 Jocelyn Gerst Jocelyn.Gerst@lafargeholcim.com +1 (773) 355 4701

Oxy Low Carbon Ventures Jeff Alvarez (Investors) jeff_ alvarez@oxy.com +1 (713) 215 7864 Helen Rhymes (Media) helen_rhymes@oxy.com +1 (713) 840-3019	Total Media Relations: presse@total.com l +33 1 47 44 46 99 Investor Relations: ir@total.com l +44 (0)207 719 79 62

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.